Filed by: OXiGENE, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 under the
Securities Exchange Act of 1934
Subject Company: VaxGen, Inc.
Exchange Act File No. 000-26483
Investor and Media Contact:
Michelle Edwards, Investor Relations
medwards@oxigene.com
650-635-7006
OXiGENE Reports Third Quarter 2009 Financial Results
Upcoming Milestones Include Presentation of Key Randomized Data in Phase 2 Study of ZYBRESTAT in
Patients with Non-small Cell Lung Cancer
South San Francisco, California — November 9, 2009 — OXiGENE, Inc. (NASDAQ: OXGN, XSSE: OXGN), a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases, reported financial results for the quarter and nine months ended September 30, 2009 and presented an update on recent clinical and corporate progress.
Financial Results
The Company reported that the consolidated net loss for the third quarter of 2009 was $6.9 million, compared with a consolidated net loss of $7.1 million for the same period in 2008. The consolidated net loss for the quarter ended September 30, 2009 was impacted by the inclusion of the loss attributed to the Company’s non-controlling interest in Symphony ViDA, Inc. of $0.5 million.
For the nine-month period ended September 30, 2009, the consolidated net loss was $21.5 million, compared to a consolidated net loss of $19.6 million for the comparable period in 2008. The consolidated net loss for the nine-month period ended September 30, 2009 was impacted by the inclusion of the loss attributed to the Company’s non-controlling interest in Symphony ViDA, Inc. of $4.2 million.
The increase in loss for the nine-month period ended September 30, 2009 was driven primarily by a higher level of clinical development activities, including the continued enrollment of the FACT (fosbretabulin in anaplastic cancer of the thyroid) pivotal registration study, the FALCON (fosbretabulin in advanced lung oncology) study, and the initiation of the FAVOR (fosbretabulin against vasculopathy of the retina/choroid) study, as well as the management of other ongoing clinical trials and drug development activities. For the three-month period ended September 30, 2009, the increase in research and development expenses attributable to the continued clinical development activities described above was offset by lower general and administrative expenses, compared to those in the three-month period ended September 30, 2008.
The net loss applicable to common stock was $0.29 per share for the three-month period ended September 30, 2009, compared to $0.25 per share for the same three-month period of 2008. The net loss applicable to common stock was $0.55 per share for the nine-month period ended September 30, 2009, compared to $0.69 per share for the same nine-month period of 2008.
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3Q 2009 OXGN Results
November 9, 2009

OXiGENE recorded the acquisition of the Symphony ViDA variable interest entity as a capital transaction, and the $10.4 million excess of the fair market value of the shares of common stock issued by OXiGENE ($15.6 million) over the carrying value of the non-controlling interest ($5.2 million) is reflected directly in equity as a reduction to the “Additional paid-in capital” line item. As a result, the non-controlling interest balance was eliminated. The reduction to Additional paid-in capital was also presented as an increase in the loss applicable to common stock within the calculation of basic and diluted earnings per share for both the three and nine-month periods ended September 30, 2009.
At September 30, 2009, OXiGENE had cash, cash equivalents, restricted cash and marketable securities of approximately $22.0 million. This compared with approximately $33.6 million at December 31, 2008, of which $14.6 million was held by Symphony ViDA.
“The third quarter of 2009 was transformative for OXiGENE as we worked to strengthen our balance sheet, reacquired full rights to our VDA candidates, and entered into a definitive merger agreement with VaxGen, Inc., which we expect to further strengthen our financial future,” commented Peter Langecker, OXiGENE Interim Chief Executive Officer. “As we approach year-end, we are well-positioned to deliver on our many upcoming milestones. We are looking forward to the presentation of interim data from our randomized, controlled Phase 2 study of ZYBRESTAT in patients with non-small cell lung cancer at the upcoming AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics meeting.”
In October, OXiGENE announced plans to merge with VaxGen in a stock-for-stock transaction. Upon closing of the transaction, which is subject to approval by stockholders of both OXiGENE and VaxGen and is expected to occur during the first quarter of 2010, VaxGen will become a wholly-owned subsidiary of OXiGENE, and VaxGen stockholders will become stockholders of OXiGENE.
Upcoming Milestones
•	Presentation of safety and early survival data from the Phase 2 study of ZYBRESTAT in patients with non-small cell lung cancer at the EORTC-AACR-NCI meeting in Boston on November 17, 2009.
•	Presentation of a poster highlighting preclinical data for OXi4503 in acute myelogenous leukemia (AML) models at the American Society of Hematology meeting in December 2009 in New Orleans.
•	Interim results from the FACT study of ZYBRESTAT in patients with anaplastic thyroid cancer in the first half of 2010.
Conference Call Today
Members of OXiGENE’s management team will review third quarter results via a webcast and conference call today at 9:00 a.m. EDT (6:00 a.m. PDT). To listen to a live
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3Q 2009 OXGN Results
November 9, 2009

or an archived version of the audio webcast, please log on to the Company’s website, www.oxigene.com. Under the “Investors” tab, select the link to “Events and Presentations.”
OXiGENE’s earnings conference call can also be heard live by dialing 888-504-7949 in the United States and Canada, and 719-325-2215 for international callers, five minutes prior to the beginning of the call. A replay will be available starting at 12:00 p.m. EDT, (9:00 a.m. PDT) on November 9, 2009 and ending at midnight EDT (9:00 p.m. PDT) on Monday, November 23, 2009. To access the replay, please dial (888) 203-1112 if calling from the United States or Canada, or (719) 457-0820 from international locations. Please refer to replay pass code 4502965.
About ZYBRESTAT (fosbretabulin)
ZYBRESTAT is currently being evaluated in a pivotal registration study in anaplastic thyroid cancer (ATC) under a Special Protocol Assessment agreement with the U.S. Food and Drug Administration (FDA). OXiGENE believes that ZYBRESTAT is poised to become the first therapeutic product in a novel class of small-molecule drug candidates called vascular disrupting agents (VDAs). Through interaction with vascular endothelial cell cytoskeletal proteins, ZYBRESTAT selectively targets and collapses tumor vasculature, thereby depriving the tumor of oxygen and causing death of tumor cells. In clinical studies in solid tumors, ZYBRESTAT has demonstrated potent and selective activity against tumor vasculature, as well as clinical activity against ATC, ovarian cancer and various other solid tumors. In clinical studies in patients with forms of macular degeneration, intravenously-administered ZYBRESTAT has demonstrated activity, and the Company’s objective is to develop a convenient and patient-friendly topical formulation of ZYBRESTAT for ophthalmological indications.
About OXi4503
OXi4503 (combretastatin A1 di-phosphate / CA1P) is a dual-mechanism vascular disrupting agent (VDA) that is being developed in clinical studies for the treatment of solid tumors. Like its structural analog, ZYBRESTAT(TM) (fosbretabulin / CA4P), OXi4503 has been observed to block and destroy tumor vasculature, resulting in extensive tumor cell death and necrosis. In addition, preclinical data indicate that OXi4503 is metabolized by oxidative enzymes (e.g., tyrosinase and peroxidases), which are elevated in many solid tumors and tumor white blood cell infiltrates, to an orthoquinone chemical species that has direct cytotoxic effects on tumor cells. Preclinical studies have shown that OXi4503 has (i) single-agent activity against a range of xenograft tumor models; and (ii) synergistic or additive effects when incorporated in various combination regimens with chemotherapy, molecularly-targeted therapies (including tumor-angiogenesis inhibitors), and radiation therapy. OXi4503 is currently being evaluated as a monotherapy in a Phase 1 dose-escalation study in patients with advanced solid tumors and as a monotherapy in a phase 1b/2a dose-escalation study in patients with solid tumors with hepatic involvement.
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3Q 2009 OXGN Results
November 9, 2009

About OXiGENE
OXiGENE is a clinical-stage biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. The company’s major focus is developing vascular disrupting agents (VDAs) that selectively disrupt abnormal blood vessels associated with solid tumor progression and visual impairment. OXiGENE is dedicated to leveraging its intellectual property and therapeutic development expertise to bring life-extending and life-enhancing medicines to patients.
Safe Harbor Statement
This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any or all of the forward-looking statements in this press release may turn out to be wrong. Forward-looking statements can be affected by inaccurate assumptions OXiGENE might make or by known or unknown risks and uncertainties, including, but not limited to, the enrollment rate for patients in the ZYBRESTAT pivotal trial for anaplastic thyroid cancer, timing for receipt and reporting of interim data from the randomized, controlled phase 2 trial of ZYBRESTAT in non-small cell lung cancer; timing for receipt of interim data from the pivotal trial of ZYBRESTAT in anaplastic thyroid cancer; timing for receipt of data from the phase 2 trial of ZYBRESTAT in polypoidal choroidal vasculopathy; timing for receipt of data from the trial of OXi5403 in hepatic tumors; timing for receipt and reporting of preclinical data for OXi4503 in AML models; timing of the IND filing and Phase 1 trial initiation for topical ZYBRESTAT; and timing, receipt of stockholder approvals and closing of the proposed merger with VaxGen, Inc. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in OXiGENE’s reports to the Securities and Exchange Commission, including OXiGENE’s reports on Form 10-K, 10-Q and 8-K. However, OXiGENE undertakes no obligation to publicly update forward-looking statements, whether because of new information, future events or otherwise. Please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
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3Q 2009 OXGN Results
November 9, 2009

OXiGENE, Inc.
Condensed Consolidated Balance Sheets
(All amounts in 000’s)
(Unaudited)

	September 30,	December 31,
	2009	2008
Assets
Cash, cash equivalents, restricted cash, and marketable securities	$22,023	$18,918
Marketable securities held by Symphony ViDA, Inc.	—	14,663
License agreement	508	581
Other assets	1,736	869

Total assets	$24,267	$35,031

Liabilities and stockholders’ equity
Accounts payable, accrued liabilities, and other liabilities	$7,962	$5,826
Derivative liabilty	3,334	466
OXiGENE, Inc. stockholders’ equity	12,971	19,307
Non controlling interest	—	9,432

Total liabilities and stockholders’ equity	$24,267	$35,031

3Q 2009 OXGN Results
November 9, 2009

OXiGENE, Inc.
Condensed Consolidated Statements of Operations
(All amounts in 000’s except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
License revenue	$—	$13	$—	$13
Costs and expenses:
Research and development	5,978	5,004	16,459	13,869
General and administrative	1,762	2,234	6,089	6,304

Total costs and expenses	7,740	7,238	22,548	20,173
Operating loss	(7,740)	(7,225)	(22,548)	(20,160)

Investment and other income	797	117	1,064	559
Consolidated net loss	$(6,943)	$(7,108)	$(21,484)	$(19,601)

Loss attributed to non controlling interest	$(468)	$—	$(4,186)	$—
Net loss attributed to OXiGENE, Inc.	$(6,475)	$(7,108)	$(17,298)	$(19,601)

Excess purchase price over carrying value of
noncontrolling interest in the Symphony ViDA, Inc.	$(10,383)	$—	$(10,383)	$—

Net loss applicable to common stock	$(16,858)	$(7,108)	$(27,681)	$(19,601)

Basic and diluted net loss per share attributed to
OXiGENE, Inc.common shares	$(0.29)	$(0.25)	$(0.55)	$(0.69)
Weighted average number of common shares
outstanding	59,096	28,816	50,503	28,374